As filed with the Securities and Exchange Commission on August 29, 2022.

Registration No. 333-265706

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

POST-EFFECTIVE AMENDMENT NO. 2

TO

FORM S-1

ON FORM S-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

F45 TRAINING HOLDINGS INC.

(Exact name of Registrant as specified in its charter)

Delaware	7997	84-2529722
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

F45 Training Holdings Inc.

3601 South Congress Avenue, Building E

Austin, Texas 78704

(737) 787-1955

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Ben Coates

Interim Chief Executive Officer

F45 Training Holdings Inc.

3601 South Congress Avenue, Building E

Austin, Texas 78704

(737) 787-1955

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Peter W. Wardle

Daniela L. Stolman

Gibson, Dunn & Crutcher LLP

333 South Grand Avenue

Los Angeles, CA 90071

(213) 229-7242

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement is declared effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☒

		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

On June 17, 2022, F45 Training Holdings Inc., a Delaware corporation (the “Company”), filed a Registration Statement on Form S-1 (Registration No. 333-265706), which was declared effective by the U.S. Securities and Exchange Commission (the “SEC”) on July 29, 2022, as amended by the Post-Effective Amendment No. 1 to Form S-1 on Form S-3 which was filed on August 19, 2022.

This Post-Effective Amendment No. 2 to Form S-1 on Form S-3 (“Post-Effective Amendment No. 2”) is being filed by the Company to file the exhibits filed herewith. The prospectus is unchanged and has been omitted.

No additional securities are being registered under this Post-Effective Amendment No. 2. All applicable registration fees were paid at the time of the original filing of the registration statement.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table sets forth the fees and expenses, other than underwriting discounts and commissions, payable by us in connection with the offering described in this registration statement. All amounts shown are estimates other than the SEC registration fee and the FINRA filing fee.

SEC registration fee		$68**
FINRA filing fee		*
Printing fees and expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Registrar and transfer agent fees		*
Miscellaneous expenses		*

Total	$	*

*	The applicable prospectus supplement will set forth the estimated aggregate amount of expenses payable in respect of any offering of securities.
**	Previously paid.

Item 14. Indemnification of Directors and Officers.

We have entered into indemnification agreements with each of our current directors and executive officers. These agreements require us to indemnify these individuals to the fullest extent permitted under Delaware law against liabilities that may arise by reason of their service to us and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified. We also intend to enter into indemnification agreements with our future directors and executive officers.

Section 145 of the DGCL provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any threatened, pending or completed actions, suits or proceedings in which such person is made a party by reason of such person being or having been a director, officer, employee or agent to the registrant. The DGCL provides that Section 145 is not exclusive of other rights to which those seeking indemnification may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise. Our amended and restated bylaws that will be effective upon the closing of this offering provide for indemnification by the registrant of its directors, officers and employees to the fullest extent permitted by the DGCL.

Section 102(b)(7) of the DGCL permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for unlawful payments of dividends or unlawful stock repurchases, redemptions or other distributions, or (iv) for any transaction from which the director derived an improper personal benefit. Our amended and restated certificate of incorporation that will be effective upon the closing of this offering provides for such limitation of liability.

We maintain standard policies of insurance under which coverage is provided (a) to our directors and officers against loss arising from claims made by reason of breach of duty or other wrongful act, and (b) to us with respect to payments we may make to our officers and directors pursuant to the above indemnification provision or otherwise as a matter of law.

In addition, any Underwriting Agreement to be filed and incorporated by reference as an exhibit to this registration statement may provide for indemnification of our directors and officers by the underwriters against certain liabilities.

Item 15. Recent Sales of Unregistered Securities.

Within the past three years, the Registrant has issued and sold the following securities:

On October 6, 2020, we issued convertible notes in the aggregate principal amount of $100,000,000 to entities affiliated with KLIM. The issuance of the convertible notes were deemed to be exempt from registration under the Securities Act in reliance upon Section 4(a)(2) of the Securities Act, and did not involve any underwriters, underwriting discounts or commissions or any public offering.

On May 13, 2022, we entered into a warrant purchase agreement, pursuant to which we issued (i) warrants to purchase an aggregate of up to 1,211,210 shares of common stock and (ii) warrants that will become exercisable on the date on which loans under our credit facility in an amount equal to 50% of the maximum committed amount have been drawn to purchase up to 1.25% of the fully diluted shares of common stock on such vesting date. The issuance of the warrants were deemed to be exempt from registration under the Securities Act in reliance upon Section 4(a)(2) of the Securities Act, and did not involve any underwriters, underwriting discounts or commissions or any public offering.

Item 16. Exhibits and Financial Statement Schedules.

(a)	Exhibits: The list of exhibits set forth under “Exhibit Index” at the end of this Registration Statement is incorporated herein by reference.

Item 17. Undertakings.

The undersigned registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)

To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(iii)

To include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement;

provided, however, that paragraphs (1)(i), (1)(ii) and (1)(iii) of this section do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of this registration statement.

(2)

That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)

That, for the purpose of determining any liability under the Securities Act of 1933 to any purchaser, each prospectus filed by the registrant pursuant to Rule 424(b) as part of this registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in this registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in this registration statement or prospectus that is part of this registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5)

That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act of 1934) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(6)

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the indemnification provisions described herein, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(7)

That, for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(8)

That, for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

EXHIBIT INDEX

Exhibit Number	Description

1.1*	Form of Underwriting Agreement.

3.1	Amended and Restated Certificate of Incorporation, effective as of July 19, 2021 (filed with the SEC as Exhibit 3.1 to the Company’s Current Report on Form 8-K filed with the SEC on July 19, 2021 and incorporated herein by reference).

3.2	Amended and Restated Bylaws, effective as of July 19, 2021 (filed with the SEC as Exhibit 3.2 to the Company’s Current Report on Form 8-K filed with the SEC on July 19, 2021 and incorporated herein by reference).

4.1	Registration Rights Agreement, dated May 13, 2022, by and between F45 Training Holdings Inc., Drawbridge DSO Securities LLC, Fortress Lending III Holdings L.P., Fortress Lending Fund II MA-CRPTF LP and Fortress Lending II Holdings, L.P. (filed with the SEC as Exhibit 4.4 to the Company’s Current Report on Form 8-K filed with the SEC on May 16, 2022 and incorporated herein by reference).

5.1**	Opinion of Gibson, Dunn & Crutcher LLP.

23.1***	Consent of Deloitte & Touche LLP.

23.2	Consent of Gibson, Dunn & Crutcher LLP (included in Exhibit 5.1).

24.1	Power of Attorney (included on the signature page to the initial filing of this registration statement).

107***	Filing Fee Table.

*	To be filed by amendment or as an exhibit to a document to be incorporated by reference herein in connection with an offering of securities.
**	Filed herewith.
***	Previously filed.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Austin, Texas, on August 29, 2022.

F45 TRAINING HOLDINGS INC.

By:	/s/ Ben Coates
Name: Ben Coates Title: Interim Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, the following persons have signed this Registration Statement in the capacities and on the date indicated.

Name	Title	Date

/s/ Ben Coates Ben Coates	Interim Chief Executive Officer and Director (Principal Executive Officer)	August 29, 2022

/s/ Chris E. Payne Chris E. Payne	Chief Financial Officer and Director (Principal Accounting and Financial Officer)	August 29, 2022

* Michael T. Raymond	Director	August 29, 2022

* Darren Richman	Director	August 29, 2022

* Mark Wahlberg	Director	August 29, 2022

* Angelo Demasi	Director	August 29, 2022

* Richard Grellman	Director	August 29, 2022

* Elizabeth Josefsberg	Director	August 29, 2022

* Adam Gilchrist	Director	August 29, 2022

* Lee Wallace	Director	August 29, 2022

* Vanessa Douglas	Director	August 29, 2022

*By:	/s/ Chris Payne
Chris Payne
Attorney-in-Fact